Exhibit 99.1
Alithya reports continued strong growth in both revenues and performance

Delivered another record quarter with improvements in all key indicators
Q2-2023 Highlights
•Revenues increased 22.5% to $128.9 million, compared to $105.3 million for the same quarter last year.
•Gross margin increased 32.6% to $37.8 million, compared to $28.5 million for the same quarter last year.
•Gross margin as a percentage of revenues(1) was 29.3%, compared to 27.0% for the same quarter last year. On a sequential basis, gross margin as a percentage of revenues increased from 26.9% for the first quarter of this year.
•Adjusted EBITDA(2) increased 87.5% to $9.4 million, or 7.3% of revenues, compared to $5.0 million, or 4.8% of revenues, for the same quarter last year.
•Net loss was $0.4 million, or nil on a per share basis, compared to a net loss of $2.8 million, or $0.03 per share, for the same quarter last year.
•Q2 bookings(1) reached $119.3 million, which translated into a book-to-bill ratio(1) of 0.93 for the quarter, and on a trailing twelve months basis, bookings were $497.1 million, which translated into a book-to-bill ratio of 1.02.
•Successfully completed 13 enterprise solution go-live implementations and signed 34 new clients.
•Achieved the prestigious Microsoft Business Applications 2022/2023 Inner Circle award for the 17th time, and finalist for best overall testing project on an Oracle environment at the North American Software Testing Awards.
•Published inaugural Environmental, Social, and Governance report outlining the Company's responsibility in helping customers transition to more sustainable economies.
•Completed, at the beginning of the second quarter, the acquisition of US-based Datum Consulting Group, LLC and its affiliates (“Datum”) (the “Datum Acquisition”), a leader in IP enabled digital transformation services for data rich insurers and other regulated entities such as state governments, adding over 150 professionals in the United States, Europe, India, and Australia to our team, and integration progressing as planned.
MONTREAL, CANADA (November 10, 2022) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”) reported today its results for the second quarter fiscal 2023 ended September 30, 2022. All amounts are in Canadian dollars unless otherwise stated.

|1

Summary of the financial results for the second quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2023-Q2	F2022-Q2
Revenues	128,933	105,277
Gross Margin	37,760	28,473
Gross Margin (%)	29.3%	27.0%
Selling, general and administrative expenses	30,421	24,885
Selling, general and administrative expenses (%)(1)	23.6%	23.6%
Adjusted EBITDA(2)	9,440	5,035
Adjusted EBITDA Margin (%)(2)	7.3%	4.8%
Net loss	(435)	(2,777)
(1)    This earnings release incorporates by reference section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended September 30, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these other financial measures.
(2)     These are non-IFRS financial measures or ratios without a standardized definition under IFRS, which may not be comparable to similar measures or ratios used by other issuers. Definition and quantitative reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure is presented below under the caption ''Non-IFRS and other financial measures''. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period. This earnings release incorporates by reference section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended September 30, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios.
Quote by Paul Raymond, President and CEO, Alithya:
"In a seasonally slower quarter, the Alithya team delivered another record performance with improvements in all our key indicators. We realized global Adjusted EBITDA growth of 87%, and revenue growth of 23% for Q2 F2023, compared to the same quarter last year.
Our efficiency initiatives and the ongoing integration of our latest acquisitions are also showing a positive impact on our gross margins. We are creating value for our clients by leveraging all our assets across our platform.
Our robust performance is a testament to the continued health of our client relationships and our pipeline of projects. Despite the current global economic uncertainties, most of our clients, many of which deliver essential services, remain committed to accelerating their digital transformation projects. Our results also reflect the performance of our people as we continue to leverage the growth of our global delivery teams to meet all our client’s project needs.
Looking ahead, our second quarter performance hints at the strong potential of Alithya’s platform as all the streams of our strategic plan start coming together. We remain committed to the disciplined and quality approach that has enabled us to build our reputation as the trusted advisor to our clients as they move forward with their digital transformation projects."

|2

Second Quarter Results
Revenues
Revenues amounted to $128.9 million for the three months ended September 30, 2022, including $8.3 million from Vitalyst, LLC (“Vitalyst”) and $4.9 million from Datum following their respective acquisitions by the Company on January 31, 2022 (the “Vitalyst Acquisition”) and July 1, 2022, representing a $23.6 million increase, or 22.5%, from $105.3 million for the three months ended September 30, 2021. On a sequential basis, revenues also increased by $2.1 million, from $126.8 million for the first quarter of this year.
Revenues in Canada increased by $8.1 million, or 12.2%, to $75.1 million for the three months ended September 30, 2022, from $67.0 million for the three months ended September 30, 2021. The increase in revenues was due to organic growth in all areas, including growth from the two long-term contracts signed as part of an acquisition in the first quarter of last year.
U.S. revenues increased by $14.7 million, or 41.8%, to $49.8 million for the three months ended September 30, 2022, from $35.1 million for the three months ended September 30, 2021, due primarily to revenues of $8.3 million from the Vitalyst Acquisition, $4.9 million from the Datum Acquisition, and a favorable US$ exchange rate impact of $1.7 million, partially offset by a decrease of revenues in certain areas of the business. On a sequential basis, revenues in the U.S. increased by $5.2 million, from $44.6 million for the first quarter of this year.
International revenues increased by $0.8 million, or 25.3%, to $4.0 million, from $3.2 million for the same quarter last year, driven by strong growth in activity levels, partially offset by an unfavorable foreign exchange rate impact of $0.5 million between the two periods.
Gross Margin
Gross margin increased by $9.3 million, or 32.6%, to $37.8 million for the three months ended September 30, 2022, from $28.5 million for the three months ended September 30, 2021. Gross margin as a percentage of revenues increased to 29.3% for the three months ended September 30, 2022, from 27.0% for the three months ended September 30, 2021. On a sequential basis, gross margin as a percentage of revenues increased from 26.9% for the first quarter of this year.
Gross margin as a percentage of revenues increased in Canada, compared to the same quarter last year and on a sequential basis, due to increased revenues from permanent employees relative to subcontractors and increased average hourly billing rates.
In the U.S., gross margin as a percentage of revenues increased, compared to the same quarter last year and on a sequential basis, despite annual salary increases which came into effect in the first quarter of this year, as a result of a positive margin impact from the acquisitions of Vitalyst and Datum.
International gross margin as a percentage of revenues decreased compared to the same quarter last year as a result of market pressures on salary costs.

|3

Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $30.4 million for the three months ended September 30, 2022, an increase of $5.5 million, or 22.2%, from $24.9 million for the three months ended September 30, 2021. As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 23.6% for the three months ended September 30, 2022, similar to 23.6%for the same period last year, driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst, offset by reductions in other expense categories. On a sequential basis, expenses increased by $1.5 million, from $28.9 million for the first quarter, driven by a sequential increase in share-based compensation of $1.0 million, expenses of $0.6 million from Datum, and an unfavorable US$ exchange rate impact of $0.3 million, partially offset by reductions in other expense categories.
Adjusted EBITDA
Adjusted EBITDA amounted to $9.4 million for the three months ended September 30, 2022, representing an increase of $4.4 million, from $5.0 million for the three months ended September 30, 2021. As explained above, increased gross margin and the contributions from the acquisitions of Vitalyst and Datum were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 7.3% for the three months ended September 30, 2022, compared to 4.8% for the three months ended September 30, 2021.
Net Loss
Net loss for the three months ended September 30, 2022 was $0.4 million, a decrease of $2.3 million, from $2.8 million for the three months ended September 30, 2021. The decreased loss was driven by increased gross margin and increased income tax recovery, partially offset by increased selling, general and administrative expenses, increased business acquisition, integration and reorganization costs, increased depreciation and amortization of intangibles, and increased net financial expenses in the three months ended September 30, 2022, compared to the three months ended September 30, 2021. On a per share basis, this translated into a basic and diluted net loss per share of nil for the three months ended September 30, 2022, compared to a net loss of $0.03 per share for the three months ended September 30, 2021.
Liquidity and Capital Resources
For the three months ended September 30, 2022, net cash used in operating activities was $2.6 million, representing an improvement of $4.9 million, from $7.5 million for the three months ended September 30, 2021. The cash used in the three months ended September 30, 2022 resulted primarily from the net loss of $0.4 million, plus $4.1 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes and unrealized foreign exchange, and $6.3 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended September 30, 2021 resulted primarily from the net loss of $2.8 million, plus $6.2 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, and $10.9 million in unfavorable changes in non-cash working capital items.
Six-Month Results
Revenues amounted to $255.7 million, including $16.7 million from the Vitalyst Acquisition and $4.9 million from the Datum Acquisition, representing a $47.5 million increase, or 22.8%, from $208.2 million for last year. Gross
|4

margin increased by $15.0 million, or 26.4%, to $71.8 million, from $56.8 million for last year. Adjusted EBITDA amounted to $15.6 million, representing an increase of $3.6 million, from $12.0 million, including the forgiveness of $5.9 million in PPP loans, for last year. Net loss was $4.6 million, a decrease of $0.2 million, from $4.8 million, including the forgiveness of $5.9 million in PPP loans, for last year. On a per share basis, this translated into a basic and diluted net loss per share of $0.05, compared to a net loss of $0.06 per share for last year.
Normal Course Issuer Bid Program ("NCIB")
On September 14, 2022, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 2,491,128 Class A Subordinate Voting Shares ("Subordinate Voting Shares"), representing 5% of the Company’s public float as of the close of markets on September 8, 2022.
The NCIB plan commenced on September 20, 2022 and will end on the earlier of September 19, 2023 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition, except for purchases that could be effected pursuant to exemption orders issued by securities regulatory authorities, which would be at a discount to the prevailing market price as per the terms of the order. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.

|5

Outlook
Notwithstanding the ongoing global uncertainties, the Company has demonstrated its ability to navigate the crisis and maintain focus on its long-term strategic plan, which sets as a goal to consolidate its position to become a trusted leader in digital transformation.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations. More specifically, Alithya has established a three-pronged growth plan focusing on:
•Increasing scale through organic growth and complementary acquisitions;
•Achieving best-in-class employee engagement;
•Providing its investors, partners and stakeholders with long-term growing return on investment.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the potential return to pre-COVID-19 pandemic operations.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and
|6

which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s Management’s Discussion and Analysis for the quarter ended September 30, 2022, Management's Discussion and Analysis for the year ended March 31, 2022, and Management's Discussion and Analysis for the quarter ended June 30, 2022, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS Measures and other financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Gross Margin as a Percentage of Revenues and Selling, General and Administrative Expenses as a Percentage of Revenues are other financial measures used in this press release. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Additional details for these non-IFRS and other financial measures can be found in section 5,“Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended September 30, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and are incorporated by reference in this press release, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios.

|7

The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Revenues	128,933	105,277	255,697	208,198
Net loss	(435)	(2,777)	(4,599)	(4,809)
Net financial expenses	2,301	1,075	4,094	2,024
Income tax recovery	(5,642)	(54)	(6,130)	(2,322)
Depreciation	1,602	1,247	3,181	2,800
Amortization of intangibles	6,708	3,450	11,407	6,830
EBITDA (1)	4,534	2,941	7,953	4,523
EBITDA Margin (1)	3.5%	2.8%	3.1%	2.2%
Adjusted for:
Foreign exchange loss (gain)	64	(42)	(100)	26
Share-based compensation	2,101	1,207	3,162	2,378
Business acquisition, integration and reorganization costs	2,741	689	4,623	4,632
Internal ERP systems implementation	—	240	—	488
Adjusted EBITDA (1)	9,440	5,035	15,638	12,047
Adjusted EBITDA Margin (1)	7.3%	4.8%	6.1%	5.8%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended September 30, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

|8

Conference Call
Alithya will hold a conference call to discuss these results on November 10, 2022 at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1 (888) 396 8049 or (416) 764 8646, conference ID: 39822796, or via webcast at https://www.icastpro.ca/fdra1t. The conference call recording can be accessed via Alithya’s website under the Investors section, or directly at https://www.alithya.com/en/investors.
About Alithya
Alithya is a trusted North American leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,900 professionals in Canada, the United States and internationally. Since its founding in 1992, Alithya’s capacity, size, and capabilities have continuously evolved, guided by a long-term strategic vision to become the trusted advisor of its clients. Alithya’s strategy is based on a plan of accelerated organic growth and complementary acquisitions to create a global leader. The company's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services, and skills as one of the most prominent consulting firms, driving successful digital change as a trusted advisor to customers in a variety of sectors, including financial services, insurance, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare, government, and beyond. Alithya strives to be a model of corporate responsibility, professional equity, diversity, and inclusion, with a vibrant business culture that embraces social consciousness at its core. To learn more about Alithya, visit www.alithya.com.

Source:
Benjamin Cerantola
Director of Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three and six months ended September 30, 2022 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
|9